

March 1, 2010

S. Leslie Jewett
Chief Financial Officer
California First National Bancorp
18201 Von Karman, Suite 800
Irvine, CA 92612

> **Re: California First National Bancorp**
> **Form 10-K for Fiscal Period Ended June 30, 2009**
> **Form 10-Q for Fiscal Period Ended September 30, 2009**
> **File No. 000-15641**

Dear Ms. Jewett:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please refer to our previous comment 1 in our letter dated February 3, 2010. Please tell us the following information:

    a. In your response you state that you evaluate all loans on an individual basis, but determine a general component of the allowance for loan losses in part by relying on historical data. Please clarify whether you are evaluating these loans under both ASC 450 and ASC 310-10-35. If so, please provide the accounting guidance relied on when determining that this policy is appropriate.

    b.   Please tell us specifically the extent to which you rely on loss history from your lease portfolio when determining the general component of your allowance for loan losses.   We note your disclosure on page 2 of the Form 10-K for Fiscal Period Ended June 30, 2009 that your leases are primarily collateralized by technology equipment, other property and equipment and software. We further note on page 5 that your commercial loans have various collateral sources such as mortgages, receivables or equipment. In light of these disclosures, please tell us how you determined that the risk characteristics of your leases were similar to your commercial loans and how you concluded that reliance on this data is appropriate.

    c.   Please tell us the nature of the FDIC data utilized in your estimate of the general component. Please provide additional detail regarding the types of adjustments made to your baseline and clarify what you mean by this statement.

2.   Please refer to our previous comments 4-6 in our letter dated February 3, 2010. As requested, please provide us with your proposed disclosures.

3.   Please revise your income statement to present a measure of net interest income. Refer to Article 9 of Regulation S-X.

Closing Comments

    As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

    You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or me, at (202) 551-3851 if you have questions regarding these comments.

    Sincerely,

    Paul Cline
    Senior Staff Accountant